SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: November 30, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     X

Information Contained in this Report on Form 6-K

Attached hereto as Exhibit 1 is a copy of the Notice of 2007 Annual Meeting of Stockholders and Proxy Statement of Navios Maritime Holdings Inc. dated November 30, 2007 for the 2007 Annual Meeting of Stockholders to be held on December 20, 2007.

November 30, 2007

Dear Stockholder,

We cordially invite you to attend our 2007 annual meeting of stockholders to be held at 11:00 a.m. on Thursday, December 20, 2007, at the offices of V & P Law Firm, 15 Filikis Eterias Sq., Athens, Greece. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Holdings Inc. that you should consider when you vote your shares.

When you have finished reading the proxy statement, please promptly vote your shares by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

Sincerely,
Angeliki Frangou Chairman and Chief Executive Officer

November 30, 2007

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

TIME:    11:00 a.m.

DATE:    December 20, 2007

PLACE:    Offices of V & P Law Firm, 15 Filikis Eterias Sq., Athens, Greece

PURPOSES:

1.	To elect two Class B directors, whose term will expire in 2010.

2.	To ratify the appointment of PricewaterhouseCoopers as the company’s independent public accountants for the fiscal year ending December 31, 2007.

3.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Holdings Inc. stock at the close of business on November 29, 2007. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF DIRECTORS
Vasiliki Papaefthymiou Secretary

NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) 30 210-459-5000

PROXY STATEMENT FOR
NAVIOS MARITIME HOLDINGS INC.

2007 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON
DECEMBER 20, 2007

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Holdings Inc.’s Board of Directors is soliciting your proxy to vote at the 2007 annual meeting of stockholders and any adjournments of the meeting to be held at 11:00 a.m. on Tuesday, December 20, 2007, at the offices of V & P Law Firm, 15 Filikis Eterias Sq., Athens, Greece. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 30, 2007, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement, our 2006 annual report, which includes our financial statements for the fiscal year ended December 31, 2006. You can also find a copy of our 2006 Annual Report on Form 20-F on the Internet through the SEC’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Holdings Inc. common stock at the close of business on November 29, 2007 are entitled to vote at the annual meeting. On this record date, there were 105,110,436 shares of Navios Maritime Holdings Inc. common stock outstanding and entitled to vote. Navios Maritime Holdings Inc. common stock is our only class of voting stock.

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Holdings Inc. common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Co., or you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in ‘‘street name’’ (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	‘‘FOR’’ the election of the nominees for the Class B directors; and

•	‘‘FOR’’ ratification of the selection of independent auditors for our fiscal year ending December 31, 2007.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Holdings Inc.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class B director who receive the most votes (also known as a ‘‘plurality’’ of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class B directors. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name for the election of directors. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

Proposal 2: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2007, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than one-third (1/3) of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

ELECTION OF DIRECTORS

(Notice Item 1)

The company has seven directors on the board of directors, which is divided into three classes.  As provided in the company’s Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of two Class B Directors expires at the Meeting.  Accordingly, the board of directors has nominated Ted C. Petrone and Spyridon Magoulas, each of whom is a Class B Director, for election as directors whose term would expire at the Company’s 2010 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election as Class B Directors to the Company’s Board of Directors

Information concerning the nominees for the Class B directors of the Company is set forth below:

Name	Age	Position
Ted C. Petrone	52	Class B Director
Spyridon Magoulas	53	Class B Director

Ted C. Petrone has been a member of Navios’ board of directors since May 14, 2007 and has been Senior Vice President Trading of Navios since October 1, 2005 and in September 2006 assumed the role of President of Navios Corporation. Mr. Petrone joined Navios in 1980 at the entry-level position of assistant vessel operator and has steadily risen through the ranks to his current position of Vice President of Navios. Mr. Petrone sailed as a third mate aboard U.S. Navy Military Sealift Command tankers for one year before coming ashore to take operational positions in both Stolt-Nielsen and Maritime Overseas Group over a three-year period. Mr. Petrone graduated in 1977 from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation.

Spyridon Magoulas has been a member of Navios’ board of directors since August 25, 2005. Mr. Magoulas is a co-founder and director of Doric Shipbrokers S.A., a chartering firm in the dry cargo vessel business based in Piraeus, Greece, and has served as the managing director of that company since its formation in 1994. From 1982 to 1993, Mr. Magoulas was a chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served in the same positions at Orion and Global Chartering Inc. in New York. Mr. Magoulas also is a member of the Association of Ship Brokers and Agents in the United States. Mr. Magoulas received a bachelor’s degree in economics (with honors) from the City University of New York a master’s degree in transportation management from the Maritime College in New York and a master’s degree in political economy from the New School for Social Research in New York, New York.

The Board Of Directors Recommends The Election Of Ted C. Petrone and Spyridon Magoulas As Class B Directors, And Proxies Solicited By The Board Will Be Voted In Favor Thereof Unless A Stockholder Has Indicated Otherwise On The Proxy.

INDEPENDENT PUBLIC ACCOUNTANTS

(Notice Item 2)

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers, independent public accountants, as the company’s independent auditors for the fiscal year ending December 31, 2007. The Board proposes that the stockholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2006.

PricewaterhouseCoopers has advised the company that it does not have any direct or indirect financial interest in the company, nor has it had any such interest in connection with the company during the past three years other than in its capacity as the company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee of the company.

In the event the stockholders do not ratify the appointment of PricewaterhouseCoopers as our independent public accountants, the Audit Committee will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the Meeting is required to ratify the appointment of the independent public accountants.

The Board Of Directors Recommends A Vote To Ratify The Appointment Of PricewaterhouseCoopers As Independent Public Accountants, And Proxies Solicited By The Board Will Be Voted In Favor Of Such Ratification Unless A Stockholder Indicates Otherwise On The Proxy.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS
Vasiliki Papaefthymiou Secretary

November 30, 2007

NAVIOS MARITIME HOLDINGS INC.
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS DECEMBER 20, 2007
NAVIOS MARITIME HOLDINGS INC.’S BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated November 30, 2007 in connection with the Annual Meeting of Stockholders to be held at 11:00 a.m. on Thursday, December 20, 2007 at the offices of V&P Law Firm at 15 Filikis Eterias Sq., Athens, Greece and hereby appoints Angeliki Frangou and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Stock of Navios Maritime Holdings Inc. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2007 Annual Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR the election of Directors and FOR Proposal 2.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.

If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.

1.    Election of Class B Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate):

Proposal to elect Ted C. Petrone and Spyridon Magoulas as Class B Directors of the Company, whose terms will expire in 2010.

Ted C. Petrone	FOR	WITHHOLD VOTE	Spyridon Magoulas	FOR	WITHHOLD VOTE

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

2.    Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2007.

FOR	AGAINST	ABSTAIN

   Please mark votes as in this example.

The Board of Directors recommends a vote FOR Proposals 1 and 2.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.
If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes.
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
Signature:	Date
Signature:	Date

PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: December 3, 2007